ALTAGAS ANNOUNCES SECOND QUARTER RESULTS

AltaGas continues to execute on defined strategy and delivers resilient second quarter results with guidance reaffirmed; remains focused on maintaining safe and reliable operations for its employees, customers and the communities it serves.

Calgary, Alberta (July 30, 2020)
AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) today reported second quarter 2020 financial results and provided an update on its operations and outlook, inclusive of COVID-19 considerations.
“Although the second quarter included large economic disruptions due to the global pandemic that has impacted us all, we continue to be encouraged with the resiliency and performance of our operations during a period of extraordinary challenge and duress,” said Randy Crawford, AltaGas’ President and Chief Executive Officer. “We were able to maintain safe and reliable operations, continue to deliver critical energy to end users, and honor our social and moral contract that we have in the communities where we serve. This feat was only possible through the tireless efforts and adaptability of our committed workforce and our valued vendor partners. As we look to the second half of the year, we remain steadfast about the goals we laid out coming into 2020.”

HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

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Normalized EBITDA[1] was $206 million for the second quarter. Excluding the $29 million reduction in normalized EBITDA as a result of the asset sales in 2019, second quarter normalized EBITDA would have increased 13 percent as compared to the second quarter of 2019.

•	Normalized net income[1] was $17 million ($0.06 per share) compared to $1 million ($0.01 per share) in the second quarter of 2019.

•	Net income applicable to common shares was $21 million ($0.08 per share) compared to $41 million ($0.15 per share) in the second quarter of 2019.

•	Net debt decreased to $6.8 billion as at June 30, 2020, compared to $7.2 billion at December 31, 2019.

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Strong Midstream segment performance was underpinned by record volumes at the Ridley Island Propane Export Terminal (RIPET), which continues to see strong operating performance with exports of 41,460 Bbls/d (seven ships) of Canadian propane to Asia during the quarter.

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Utilities segment results were representative of the lower demand spring and summer months. Growth in each of the regulated utilities underpinned by 2019 rate cases and accelerated pipe replacement program (ARP) spending was more than offset by lower realized margins in the retail business and COVID-19 related impacts in the quarter.

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During the quarter, AltaGas successfully refinanced all its remaining 2020 debt maturities across the platform through two debt financings. This included SEMCO completing a private placement of US$450 million of first mortgage bonds on April 21, 2020 and AltaGas closing a $500 million issuance of senior unsecured medium-term notes on June 10, 2020.

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On June 15, 2020, AltaGas entered into a stock purchase agreement with Clarion Energy LLC to sell a 49.5 MW gas fired facility in Ripon, California. The transaction is expected to close in the third quarter. On July 20, 2020, AltaGas closed the disposition of AltaGas Pomona Energy Storage Inc. and land related to a gas fired power generation facility in the U.S. The effective date of the sale was January 1, 2020, and gross proceeds, before working capital and other adjustments, were approximately $63 million (US$47 million). Although these transactions were smaller relative to the overall size of AltaGas, they are a continuation of our efforts to focus the platform and are expected to be credit accretive.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended June 30, 2020, which is available on www.sedar.com.

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Although there were headwinds in the quarter, the platform continues to show strong resilience and durability. At this stage, the Company expects to land within its previously stated guidance range and is maintaining its 2020 outlook for expected normalized EBITDA in the range of $1.275 - $1.325 billion and normalized net income[1] of $1.20 - $1.30 per share.

•
AltaGas remains committed to protecting the health and safety of its employees while providing essential services to its customers and communities. The Company continues to closely monitor developments related to COVID-19, including the existing and potential impact on global and local economies in the jurisdictions where it operates.

CEO MESSAGE
Randy Crawford, President and Chief Executive Officer commented, "As a provider of essential services we are committed to providing the much-needed energy to homes and businesses of our Utilities customers and ensuring access to global markets for our Midstream customers. We are clearly living in unprecedented times as COVID-19 has impacted us all and continues to pose a significant challenge globally. We continue to closely monitor regional developments and we remain focused on maintaining the safety of our employees, stakeholders, and the communities we serve.

"I am extremely proud of our employees for the work they continue to do to refocus this great Company and I would like to thank them for their dedication, adaptability and hard work during this pandemic. Our people are the heart of this Company and their spirit and resilience ensures my confidence that we will continue to execute our strategy and maintain our commitment to safety and operational excellence.

"Apart from the specific actions we have taken in response to COVID-19, our strategy and focus remains unchanged. We continue to execute on our near-term priorities while operating our businesses in a safe and reliable manner. The measures we took in 2019 to focus the business on our core capabilities and strengthen our balance sheet leave us well positioned to manage the headwinds facing the global economy. We are operating a diversified and enduring business with approximately 85 percent of earnings underpinned by rate-regulated utilities or contracted midstream operations that we believe will demonstrate strong durability through this challenging landscape.

"Our second quarter financial results reflect the stability and resiliency of our diversified business mix which continue to provide predictable and reliable earnings. Our Utilities strategy is centered around providing safe and reliable service to our customers. We maintain a disciplined approach to growing the rate base through our accelerated replacement programs and we continue to make strong progress towards achieving operational excellence and attaining our target returns. Approximately 70 percent of the Utilities earnings is protected through decoupling and fixed-billing charges. All of the jurisdictions where our Utilities operate have allowed us to create regulatory assets to facilitate the recovery of any incremental costs related to COVID-19.

"Our Midstream strategy is designed to leverage our industry leading export capability to access premium pricing in Asia to support our customers. We believe in the long-term fundamentals of the Montney and we continue to see strong and stable demand for Canadian propane within Asia.

"Performance at RIPET remains strong. We continue to deliver on our goals, setting a record in the second quarter with 41,460 Bbls/d of Canadian propane exported to Asia on seven ships. We are pleased with the progress we continue to make at RIPET and we remain on track to hit 50,000 Bbls/d before year-end.

“Our self-funded capital plan of approximately $900 million is more than three-quarters directed towards low-risk Utilities investment where we earn more immediate returns with roughly 80% of that amount invested through accelerated replacement programs and maintenance spending that is calibrated to match depreciation.

"We recently expanded our integrated Midstream service offering with the completion of the North Pine and Townsend 2B expansions and will look to further expand our footprint through the Petrogas put option. Through this we will expand our Midstream value proposition through increased exposure to assets at Ferndale and Fort Saskatchewan, and continue towards our goal of operating an integrated logistics network.

AltaGas Ltd. – Press Release Q2 2020 – 2

"We are well positioned to have significant organic growth opportunities within both of our businesses. We will remain focused on maintaining a strong balance sheet, continuing to de-lever our capital structure and operating with acute capital discipline, which is critical to our long-term strategy.

"We continue to monitor the macro environment and assess the potential impacts that COVID-19 could have on our business. We have seen strong resilience in our business to date and we believe that will endure through the years to come.

"The work we completed in 2019 to focus the business and strengthen our balance sheet provides us with the stability and financial flexibility required to navigate challenging economic environments, like the one that we are in. Despite the headwinds, the platform we developed continues to show resilience, and at this stage we expect to land within our previously stated guidance range and we are maintaining our 2020 outlook for expected normalized EBITDA in the range of $1.275 - $1.325 billion and normalized net income of $1.20 - $1.30 per share. We believe this is a testament to the resiliency of our diversified businesses and the purposeful actions we have taken over the past 12-18 months."

BUSINESS PERFORMANCE

Second quarter Utilities segment results were representative of the lower demand spring and summer months. Growth in each of the regulated Utilities underpinned by 2019 rate cases and ARP spending was more than offset by lower realized margins in the retail business and COVID-19 related impacts. AltaGas' low-risk Utilities business continues to provide stable and predictable earnings. More than 70 percent of Utilities customers are residential and approximately 70 percent of Utilities earnings are protected through decoupling and fixed-billing charges. In addition, all of AltaGas' Utilities jurisdictions (Washington DC, Maryland, Virginia, Alaska and Michigan) have approved the creation of regulatory assets for the recovery of incremental costs related to COVID-19.

In the Midstream segment, RIPET contributed $30 million of normalized EBITDA in the second quarter on exports of 41,460 Bbls/d (seven ships) delivered to Asian markets at an EBITDA contribution of approximately $8/Bbl. During the second quarter of 2020, AltaGas hedged approximately 29,585 Bbls/d of propane export volumes at an average FEI to Mont Belvieu spread of approximately US$9/Bbl. AltaGas remains on track to hit its 50,000 Bbls/d export target through RIPET by year end. The Company has secured 50,000 Bbls/d of supply as at April 1, 2020, with approximately 33 percent under long-term tolling agreements.

Fractionation volumes in the second quarter increased compared to the second quarter 2019 as the result of the North Pine expansion and additional volumes at Townsend 2B, which were partially offset by lower volumes at Harmattan and Younger. Higher gas processing volumes at Nig Creek and the new Townsend 2B facility and higher interruptible volumes at Gordondale were more than offset by lower processed volumes at the Blair Creek and Townsend Shallow Cut facilities and lower volumes at the extraction facility due to producer shut ins. During the second quarter of 2020, AltaGas hedged 10,068 Bbls/d of natural gas liquids (NGLs) at an average price of approximately $28/Bbl excluding basis differentials. The average indicative spot NGL frac spread for the second quarter of 2020 was approximately $4/Bbl, however due to our hedging program and other factors AltaGas' realized frac spread averaged approximately $17/Bbl in the second quarter of 2020.

AltaGas Ltd. – Press Release Q2 2020 – 3

Q2 2020 FINANCIAL RESULTS

	Three Months Ended June 30
($ millions)	2020	2019
Segmented Normalized EBITDA(1)
Utilities	$80	$86
Midstream	111	102
Sub-total: Operating Segments	$191	$188
Corporate/Other	15	23
Normalized EBITDA (1)(4)	$206	$211
Add (deduct):
Depreciation and amortization	(93)	(107)
Interest expense	(71)	(83)
Normalized income tax recovery (expense)	(6)	4
Preferred share dividends	(17)	(18)
Other (3)	(2)	(6)
Normalized net income (1)(4)	$17	$1

Net income applicable to common shares	$21	$41

($ per share, except shares outstanding)	2020	2019
Shares outstanding - basic (millions)
During the period (2)	279	276
End of period	279	277

Normalized net income - basic (1)	0.06	0.01
Normalized net income - diluted (1)	0.06	0.01

Net income per common share - basic	0.08	0.15
Net income per common share - diluted	0.08	0.15

(1)	Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release

(2)	Weighted average

(3)	"Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains (losses), and NCI related to HLBV accounting

(4)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of the MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

Normalized EBITDA for the second quarter of 2020 was $206 million, compared to $211 million for the same quarter in 2019. Growth in the Midstream segment of $9 million was underpinned by a full quarter of RIPET ($30 million) and higher Allowance for Funds Used During Construction related to Mountain Valley ($5 million). This was offset by the impact of asset sales ($29 million), including WGL Midstream's interest in Stonewall in May 2019, the U.S. distributed generation assets in September 2019, and WGL Midstream's indirect non-operating interest in Central Penn in November 2019. In the Utilities segment, lower margins in the retail business ($7 million) and the cancellation of late fees and related charges by the utilities due to COVID-19 more than offset growth in the regulated utilities from 2019 rate cases and continued ARP spending. Equity earnings from Petrogas was $7 million in the second quarter. For the three months ended June 30, 2020, the average Canadian/U.S. dollar exchange rate increased to 1.39 from an average of 1.34 in the same quarter of 2019, resulting in an increase in normalized EBITDA of approximately $4 million.

Normalized net income was $17 million ($0.06 per share) for the second quarter of 2020, compared to normalized net income of $1 million ($0.01 per share) reported for the same quarter of 2019. The increase is due to the same factors impacting normalized EBITDA, lower interest expense and lower depreciation and amortization expense, partially offset by higher income tax expense.

AltaGas Ltd. – Press Release Q2 2020 – 4

Net income applicable to common shares for the second quarter of 2020 was $21 million ($0.08 per share), compared to $41 million ($0.15 per share) for the same quarter in 2019. The decrease was mainly due to the absence of the gain on the sale of WGL Midstream's interest in Stonewall recorded in the second quarter of 2019, the same previously referenced factors impacting normalized EBITDA, and higher income tax expense. These were partially offset by higher unrealized gains on risk management contracts, lower interest expense, and lower depreciation and amortization expense.

Depreciation and amortization expense for the second quarter of 2020 was $93 million, compared to $107 million for the same quarter in 2019. The decrease was primarily due to asset sales and a one-time adjustment.

Interest expense for the second quarter of 2020 was $71 million, compared to $83 million for the same quarter in 2019. The decrease was predominantly due to lower average debt balances as a result of debt reduction from proceeds on asset sales and lower average interest rates compared to 2019.

AltaGas recorded income tax expense of $3 million for the second quarter of 2020 compared to a recovery of $33 million in the same quarter of 2019. The increase in tax expense was mainly due to higher U.S. earnings and unitary tax rate adjustments, as well as one-time tax recoveries related to the Alberta Job Creation Tax Cut in the second quarter of 2019, partially offset by lower tax expense on dispositions in Canada in the first half of 2020. Current tax recovery of $5 million was recorded in the second quarter of 2020, which did not include any tax on asset sales.

GUIDANCE AND FUNDING
The Company's outlook for 2020 remains unchanged, with anticipated normalized EBITDA in the range of $1.275 - $1.325 billion and normalized EPS of $1.20 - $1.30. This continued stability is underpinned by increasing contributions from its core businesses, lower interest expense due to lower leverage and refinancing its rolling maturities at lower interest rates which have generally offset modest headwinds due to the challenges in the economy from the global pandemic.

Approximately 60 percent of 2020 normalized EBITDA is expected to come from the Utilities segment which provides more stable and predictable results. The Utilities segment is largely insulated from earnings volatility through decoupling, fixed components of billing and other tracking mechanisms that offset load variability and incremental COVID-19 related costs. Growth in the Utilities segment is expected to be driven by rate base growth and achieving higher returns through rate case settlements, increased utilization of ARPs as well as operating costs and leak remediation reduction initiatives. The consolidated Utilities rate base is expected to grow at approximately 8 - 10 percent annually in 2020 through to 2024.

The Midstream segment is underpinned by the Company's unique energy export strategy and the distinct ability to handle the molecule through the entire value chain and provide access to premium-priced global markets for western Canadian producers. Overall, the near-term stability in the Midstream segment despite the broader industry headwinds is expected to be driven by a full-year of contributions and increased utilization at RIPET as well as increased volumes at AltaGas' Northeast B.C. facilities including North Pine, Townsend and Aitken Creek, which are offset by current upstream spending headwinds that are likely to lead to overall production declines in the Western Canadian Sedimentary Basin.

Midstream earnings are largely underpinned by long-term take-or-pay and fee-for-service agreements and AltaGas' comprehensive hedging program. At RIPET, propane price margins are protected through AltaGas' near-term hedging program, and approximately one third of 2020 volumes are contracted under tolling arrangements. For the remaining merchant export volumes, approximately 80 percent are financially hedged at an FEI to Mont Belvieu spread of approximately $10/Bbl. Collectively, approximately 87 percent of RIPET’s propane export volumes are hedged in some form for 2020. AltaGas plans to manage the facility such that a growing portion of the annual capacity will be underpinned by tolling arrangements. This will provide AltaGas customers stronger participation in the upside of Asian pricing and the structural shipping advantage of the terminal, while increasing the predictability of throughput from an AltaGas perspective.

AltaGas Ltd. – Press Release Q2 2020 – 5

AltaGas estimates an average of approximately 9,500 Bbls/d of NGLs will be exposed to frac spreads prior to hedging activities. Hedges are in place for approximately 100 percent of frac exposed NGL volumes in 2020 including internal hedges at an average hedge rate of $29/Bbl excluding basis differentials.

AltaGas' 2020 capital spending program is unchanged at approximately $900 million with more than three-quarters comprised primarily of projects within the low-risk Utilities business that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. AltaGas expects to self-fund its capital investment plan through internally-generated cash flow and normal course borrowings on existing credit facilities.

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

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The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on September 15, 2020, to common shareholders of record on August 25, 2020. The ex‑dividend date is August 24, 2020. This dividend is an eligible dividend for Canadian income tax purposes;

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The Board of Directors approved a dividend of $0.21125 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex‑dividend date is September 15, 2020;

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The Board of Directors approved a dividend of $0.18318 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex‑dividend date is September 15, 2020;

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The Board of Directors approved a dividend of US$0.330625 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex‑dividend date is September 15, 2020;

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The Board of Directors approved a dividend of $0.337063 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex‑dividend date is September 15, 2020;

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The Board of Directors approved a dividend of $0.265125 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex-dividend date is September 15, 2020;

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The Board of Directors approved a dividend of $0.20832 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series H Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex-dividend date is September 15, 2020;

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The Board of Directors approved a dividend of $0.328125 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex‑dividend date is September 15, 2020; and

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The Board of Directors approved a dividend of $0.3125 per share for the period commencing June 30, 2020 and ending September 29, 2020, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on September 30, 2020 to shareholders of record on September 16, 2020. The ex-dividend date is September 15, 2020.

AltaGas Ltd. – Press Release Q2 2020 – 6

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except normalized effective income tax rate)	2020	2019	2020	2019
Revenue	1,059	1,174	2,928	3,072
Normalized EBITDA (1) (2)	206	211	705	694
Net income applicable to common shares	21	41	484	850
Normalized net income (1) (2)	17	1	237	215
Total assets	20,003	21,000	20,003	21,000
Total long-term liabilities	10,083	9,494	10,083	9,494
Net additions (dispositions) of property, plant and equipment	188	371	388	(829)
Dividends declared (3)	67	66	134	133
Cash from operations	337	203	812	630
Normalized funds from operations (1)	141	120	562	496
Normalized adjusted funds from operations (1)	117	101	500	469
Normalized utility adjusted funds from operations (1)	41	36	350	330
Normalized effective income tax rate (%) (1)	13.3	(21.1)	23.4	11.5

	Three Months Ended June 30		Six Months Ended June 30
($ per share, except shares outstanding)	2020	2019	2020	2019
Net income per common share - basic	0.08	0.15	1.73	3.08
Net income per common share - diluted	0.08	0.15	1.73	3.08
Normalized net income - basic (1)	0.06	0.01	0.85	0.78
Normalized net income - diluted (1)	0.06	0.01	0.85	0.78
Dividends declared (3)	0.24	0.24	0.48	0.48
Cash from operations	1.21	0.74	2.91	2.28
Normalized funds from operations (1)	0.51	0.43	2.01	1.80
Normalized adjusted funds from operations (1)	0.42	0.37	1.79	1.70
Normalized utility adjusted funds from operations (1)	0.15	0.13	1.25	1.20
Shares outstanding - basic (millions)
During the period (4)	279	276	279	276
End of period	279	277	279	277

(1)	Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this news release.

(2)
Beginning in 2020, Management no longer adjusts normalized EBITDA or normalized net income for changes in the fair value of natural gas optimization inventory. Please see the Non-GAAP Financial Measures section of the MD&A for additional detail. As such, comparative periods have been adjusted to reflect the before and after-tax impacts of this change to normalized EBITDA and normalized net income, respectively.

(3)	Dividends declared per common share per month: $0.08 beginning on December 27, 2018.

(4)	Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, July 30, at 10:00 a.m. MT (12:00 p.m. ET and 17:00 BST) to discuss 2020 second quarter results, provide an update on the business and other corporate developments.
Members of the investment community and other interested parties may dial 1-647-427-7450 or toll-free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.
Shortly after the conclusion of the call, a replay will be available commencing at 1:00 p.m. MT (3:00 p.m. ET and 20:00 BST) on July 30, 2020 by dialing 403-451-9481 or toll-free 1-855-859-2056. The passcode is 1690607. The replay will expire at 11:59 p.m. MT on August 6, 2020 (01:59 a.m. ET and 6:59 BST August 7, 2020).
AltaGas’ unaudited condensed interim Consolidated Financial Statements and accompanying notes for the second quarter ended June 30, 2020, as well as its related Management’s Discussion and Analysis, are now

AltaGas Ltd. – Press Release Q2 2020 – 7

available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS
AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 1-403-312-0294 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: accretive effect of Pomona sale; expected normalized EBITDA in the range of $1.275 - $1.325 billion and normalized net income of $1.20 - $1.30 per share; potential impacts of COVID-19 pandemic; Utilities and Midstream strategies; recoverability of incremental costs from COVID-19 at the Utilities; expectation that AltaGas will achieve its 50,000 Bbls/d export target through RIPET by year end; anticipated self-funded 2020 capital plan of approximately $900 million; expectations regarding the Petrogas put process and exposure to the Ferndale facility; growth opportunities in Utilities and Midstream segments; factors underpinning normalized EBITDA in 2020; expectation that the Utilities segment will contribute approximately 60 percent of full year 2020 normalized EBITDA; expected growth in the Utilities segment of approximately 8 - 10 percent annually in 2020 through to 2024; estimated exposure to frac spreads; expected growth drivers in Midstream and Utilities segments; ; and expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: the risks and impact of COVID-19; civil unrest and political uncertainty; health and safety risks; operating risks; infrastructure risks; service interruptions; regulatory risks; litigation risk; decommissioning, abandonment and reclamation costs; climate and carbon tax risks; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; changes in laws; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; cyber security, information, and control systems; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; RIPET rail and marine transport; impact of competition in AltaGas' Midstream and Power businesses; commitments associated with regulatory approvals for the acquisition of WGL; counterparty credit risk; composition risk; collateral; regulatory agreements; non-controlling interests in investments; delays in U.S. federal government budget appropriations; consumption risk; market risk; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; Cook Inlet gas supply; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes- Oxley Act; integration of WGL; and the

AltaGas Ltd. – Press Release Q2 2020 – 8

other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2019 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended June 30, 2020. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre tax depreciation and amortization, interest expense, and income tax expense.

Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, non-controlling interest of certain investments to which HLBV accounting is applied, losses (gains) on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions on assets, provisions on investments accounted for by the equity method, distributed generation asset related investment tax credits, foreign exchange losses (gains), and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized net income represents net income applicable to common shares adjusted for the after-tax impact of transaction costs related to acquisitions and dispositions, merger commitment recoveries due to a change in timing related to certain WGL merger commitments, unrealized losses (gains) on risk management contracts, losses (gains) on investments, gains on sale of assets, provisions on assets, provisions on investments accounted for by the equity method, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and statutory tax rate change. Normalized net income is used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities. Normalized net income applicable to common shares is calculated as normalized net income divided by the average number of shares outstanding during the period.

Normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments,

AltaGas Ltd. – Press Release Q2 2020 – 9

and other investing activities. Funds from operations are calculated from the Consolidated Statements of Cash Flows and are defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is calculated based on cash from operations and adjusted for changes in operating assets and liabilities in the period and non operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and dispositions, merger commitments, COVID-19 related costs, and restructuring costs. Normalized adjusted funds from operations is based on normalized funds from operations, further adjusted to remove the impact of cash transactions with non-controlling interests, non-utility maintenance capital, and preferred share dividends paid. Normalized utility adjusted funds from operations is based on normalized adjusted funds from operations, further adjusted for Utilities segment depreciation and amortization. Funds from operations, normalized funds from operations, normalized adjusted funds from operations, and normalized utility adjusted funds from operations as presented should not be viewed as an alternative to cash from operations or other cash flow measures calculated in accordance with GAAP.

Net debt is used by the corporation to monitor its capital structure and financing requirements. It is also a measure of the Corporation's overall financial strength. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

AltaGas Ltd. – Press Release Q2 2020 – 10